Exhibit 5

LETTER OF CONSENT

TO: UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Re:   InterOil Corporation Annual Report on Form 40-F dated March 17, 2015

We are a firm of independent petroleum engineering consultants and have prepared reports dated March 13, 2015 for InterOil Corporation providing an independent resources assessment for the Elk/Antelope and Triceratops Gas Fields as at December 31, 2014 as described in the Annual Information Form (“AIF”) of InterOil Corporation dated March 17, 2015.

We hereby consent to the use to our name and report and incorporation by reference in the Registration Statements on Form S-8 (No. 333-162139), Form S-8 (No. 333-148673), Form S-8 (No. 333-124617), Form F-10/A (No. 333-152459), Form F-10/A (No. 333-169536), and Form F-10/A (No.333-186982) of InterOil Corporation of our report dated March 13, 2015, which is incorporated by reference in this Annual Report on Form 40-F dated March 17, 2015 of InterOil Corporation.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Keith M. Braaten
Keith M. Braaten, P. Eng.
President and Chief Executive Officer

Calgary, Alberta
March 17, 2015